SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 1, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Publicly-Held Corporation - Corporate Taxpayers’ Identification (CNPJ) # 43.776.517/0001-80
–Rua Costa Carvalho, 300 – CEP 05429-900 – São Paulo – SP

Registration of Secondary Public Distribution CVM/SRE/SEC/2004/008, on October 29,2004
Code ISIN BRSBSPACNOR5

Brazilian Offering Coordinators

Global Coordinator

Citigroup Global Markets Inc.

The State of São Paulo (“State”), Companhia Paulista de Parcerias – CPP (“CPP”, and jointly with the State, the “Selling Shareholders”), Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco” or “Lead Manager”) announce the commencement of the secondary public offering of 5,272,314,946 nonpar book-entry common shares issued by the Company (“Shares”), free of any burden or encumbrance at the price of R$ 113.47 per lot of thousand Shares, summing up the amount of

R$ 598,249,576.92

to be carried out as a global offering (“Global Offering”) with a simultaneous distribution on the non-organized over-the-counter market, of 1,431,398,446 Shares in Brazil (“Brazilian Offering”) and 3,840,916,500 Shares abroad, as 15,363,666 American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”) (“Global Offering”). Each ADS corresponds to 250 Shares.

The Global Offering is supported by the State Law 8.523 dated December 29,1993, as amended by State Law 11,454 dated September 2, 2003, and it was approved by the State, by means of Resolution of the State Program Director Council for the Privatization made on June 29,2004 and by CPP by means of meeting of its Board of Directors held on October 1,2004.

1. THE GLOBAL OFFERING

The Global Offering will be coordinated by Citigroup Global Markets Inc. (“Global Coordinator”) and will comprise (a) the distribution of Shares, in the scope of the Brazilian Offering (“Shares of the Brazilian Offering”), jointly coordinated by the Lead Manager and Banco Citibank S.A. (“Citibank”, and jointly with Unibanco, the “Brazilian Coordinators”), with the participation of certain financial institutions in the distribution system hired by the Brazilian Coordinators (the “Syndicated Brokers”, and, jointly with the Brazilian Coordinators, the “Institutions Participating in the Brazilian Offering”), and, simultaneously, (b) the distribution of Shares, under the form of ADSs,represented by ADRs, in the scope of the International Offering (in conjunction with the Shares of the Brazilian Offering, the “Shares of the Global Offering”), which will be undertaken by determined financial institutions and coordinated by the Global Coordinator.

The Brazilian Offering will be undertaken by the Institutions Participating in the Brazilian Offering, under a scheme of firm commitment offering by the Brazilian Coordinators, by means of registration in Brazil with the Brazilian Securities and Exchange Commission (“CVM”), in compliance with the procedures provided for by the CVM Instruction 400 dated December 29,2003 (“CVM Instruction 400”), and the International Offering will be undertaken by the determined financial institutions coordinated by the Global Coordinator, under a scheme of a firm commitment offering, by means of registration in the United States of America with the Securities and Exchange Commission.

Shares may be reallocated between the Brazilian Offering and the International Offering depending on the level of demand in Brazil and abroad during the course of the Global Offering, pursuant to the Intersyndicate Agreement, entered into between the Brazilian Coordinators and the Global Coordinator, as representative of the International Offering intermediary institutions on October 28,2004.

CPP and the State granted to the Brazilian Coordinators in the Brazilian Offering, an option exercised by Lead Manager on October 28,2004, to acquire 205,495,667 and 9,214,074 supplementary block of Shares, respectively, in the Brazilian Offering (“Additional Shares”). In addition, CPP and the State granted to the Global Coordinator an option to acquire up to 551,412,830 and up to 24,724,420 a supplementary block of Shares, respectively as ADSs in the International Offering (“Additional ADSs”). The sum of the Additional Shares and the Shares represented by the Additional ADSs totals 790,847,241 Shares. These options (“Options”) shall be used exclusively to cover any excess demand to be verified during the Global Offering and must be exercised within 30 (thirty) days as of the date of the definitive prospectus for the Brazilian Offering (“Definitive Prospectus”), under the same conditions and at the same price of the Shares and ADSs initially offered in the Brazilian and International Offering, respectively.

2. THE BRAZILIAN OFFERING

2.1. Distribution Scheme
Pursuant to the Private Instrument of Agreement for the Distribution of Common Shares Issued by the Company (“Distribution Agreement”), entered into among the Selling Shareholders, the Company, the Brazilian Offering Coordinators and the Brazilian Clearing and Depository Corporation (“CBLC”) on October 28,2004, the Brazilian Offering Shares shall be distributed on the non-organized over-the-counter market under the scheme of firm commitment offering, rendered by the Brazilian Offering Coordinators, under the following quantities:

Brazilian Offering Coordinators	Number of Shares
- Unibanco	1,431,398,446 Shares
- Citibank	0 Shares

2.2. Investors’ Participation

The Institutions Participating in the Brazilian Offering shall distribute the Shares of the Brazilian Offering, under the terms of CVM Instruction 400, via two distinct offerings, retail (“Retail Offering”) and institutional (“Institutional Offering”).

2.2.1. Retail Offering

Observing the limits described below in the item “Reservation Period”, the Retail Offering is for the benefit of individual and corporate investors resident and domiciled in Brazil, who are not considered institutional investors and investment clubs, who decide to take part in the Retail Offering (“Non-Institutional Investors”) and who, as such, filed the respective Reservation Request by filling out the specific form (“Reservation Request”), for the acquisition of Shares from the Brazilian Offering, pursuant to the conditions listed below under “Distribution Procedures”.

2.2.2. Institutional Offering

The Institutional Offering is for the benefit of individual and corporate investors whose investment amounts exceeded the maximum limit established for the Retail Offering; investment funds and clubs; managed portfolios; pension funds; asset managers registered with the CVM; entities authorized to operate by the Central Bank of Brazil; mutual funds investing in marketable-security portfolios registered with the CVM and/or the São Paulo Stock Exchange – Bovespa (“Bovespa”); insurance companies; private pension and capitalization firms; and certain non-resident investors who invest in Brazil pursuant to the norms of National Monetary Council Resolution 2689, of January 26, 2000, and CVM Instruction 325, of January 27, 2000 (“Institutional Investors”).

2.3. Distribution Procedures

The public distribution of the Brazilian Offering shall be undertaken by the Institutions Participating in the Brazilian Offering, on the non-organized over-the-counter market, pursuant to article 21 of CVM Instruction 400,observing the provision below.

2.3.1. Reservation Period

Non-Institutional Investors were granted a 4-(four) business day term, commencing on October 21 and ending on October 26, 2004, inclusive to effect the Reservation Request under the conditions described below.

The Non-Institutional Investors, who adhered to the Retail Offering have filed their Reservation Requests with the establishments of any of the Syndicated Brokers.

As an excess of demand was not verified over one third to the quantity of Shares offered, Reservation Requests made by Non-Institutional Investors were not cancelled, who are (a) controlling shareholders or administrators of the Company, (b) controlling shareholders or administrators of the Institutions Participating in the Brazilian Offering, e (c) others persons linked to the Brazilian Offering, including spouses or partners, ascendants, descendents and relatives up to the second degree of any of the persons referred to in items (a), (b) or (c), pursuant to the terms of article 55 of CVM Instruction 400.

The quantity of up to twenty per cent (20%) of the total number of Shares in the Global Offering was primarily destined to the distribution with Non-Institutional Investors in Brazil and abroad, proportional to the respective allocations of the Brazilian and International Offerings, whereas at least five per cent (5%) of the total number of Shares in the Global Offering shall be primarily destined to the Non-Institutional Investors, in Brazil, who adhere to the Retail Offering.

Reservation Requests were filed by Non-Institutional Investors, under the following conditions:

(a) each Non-Institutional Investor interested effected a Reservation Request with a single Syndicated Broker, observing the minimum investment amounts of one thousand Brazilian reais (R$ 1,000.00) and a maximum amount of three hundred thousand Brazilian reais (R$ 300,000.00), per Non-Institutional Investor. Non-Institutional Investors could stipulate, in their Reservation Request, the maximum price per lot of thousand shares as a condition of effectiveness for their Reservation Request, pursuant to paragraph 3 of article 45 of CVM Instruction 400;

(b) upon filing of the Reservation Request, the Syndicated Broker may, at its own discretion, require a full previous deposit of the intended investment amount as a condition of the Request’s effectiveness. The amounts in such deposits shall be maintained in blocked, non-interest-bearing accounts indicated by the Lead Manager until the Settlement Date (as defined below);

(c) on the Settlement Date, each Non-Institutional Investor who has filed a Reservation Request and made the previous deposit of the investment amount shall receive from the CBLC ( Brazilian Clearing and Depository Corporation), in the name of the Syndicated Brokers, the entire number of lots of a thousand Shares corresponding to the division between the sum deposited and the sale price per lot of a thousand Shares (“Sale Price”). Should this division result in a fraction of a lot of thousand Shares, the difference between the sum deposited and the amount corresponding to the entire number of lots of a thousand Shares to be delivered, will be returned to the Non-Institutional Investor by the Syndicated Broker with whom the Reservation Request was filed, free of interest and monetary restatement, deducting the amount related to Contribuição Provisória sobre Movimentação ou Transmissão de Valores de Créditos e Direitos de Natureza Financeira – CPMF (“CPMF” – Provisional Financial Transaction Tax), within 3 (three) business days of the Settlement Date;

(d) in the exclusive case of Reservation Requests where no prior deposit is required, each Syndicated Broker shall inform the quantity of Shares from the Brazilian Offering to be acquired and the corresponding investment amount to the Non-Institutional Investor, who filed the Reservation Request therewith by 4:00 pm on the day following the publication date of the Announcement of Commencement by electronic mail to said investor’s e-mail address, or, in the absence of same, by telephone or correspondence, payment being limited to the value of the Reservation Request, except in the case of apportionment, pursuant to item (g) below;

(e) each Non-Institutional Investor filing a Reservation Request without the need for a prior deposit is required to effect payment of the indicated amount in line with item (d) above to the Syndicated Broker with whom the Reservation Request was filed, in the form of immediately available funds, by 10:30 am on the Settlement Date. Should payment not be effected by the due time, the Reservation Request will be automatically canceled by the Syndicated Broker with whom the Reservation Request was filed;

(f) should the total of the Reservation Requests be equal to or less than twenty per cent (20%) of the total Shares in the Brazilian Offering or five per cent (5%) of the total Shares in the Global Offering, whichever is the higher, there shall be no apportionment, all Reservation Requests filed being met, and any Shares remaining from the Brazilian Offering shall be allocated to the Institutional Investors, under the terms described below;

(g) should the total of the Reservation Requests be more than twenty per cent (20%) of the total Shares in the Brazilian Offering or five per cent (5%) of the total Shares in the Global Offering, whichever is the higher, there shall be a proportional apportionment among all the Non-Institutional Investors adhering to the Retail Offering. Alternatively, at the discretion of the Selling Shareholders and the Brazilian Coordinators in the Brazilian Offering, excess requests may be totally or partially met, any unused portion of the deposits, less the amount of CPMF due, being returned to the respective Non-Institutional Investors who have effected a prior deposit, free of interest and monetary restatement, within 3 (three) business days as of the Settlement Date, by the Syndicated Broker with whom the Reservation Request was filed;

(h) in the exclusive hypothesis of a significant disparity between the information contained in the Preliminary Prospectus of the Brazilian Offering, dated October 13, 2004 (“Preliminary Prospectus”) and the Definitive Prospectus, which substantially alters the risk assumed by the Non-Institutional Investor, or the latter’s investment decision, said Non-Institutional Investor may withdraw the Reservation Request after the beginning of the distribution period. In such a case, the respective Non-Institutional Investor shall inform the Syndicated Broker with whom the Reservation Request was filed of the decision to withdraw the Reservation Request up to the fifth business day following the publication date of the Announcement of Commencement. In the case of withdrawal, Non-Institutional Investors who have effected a full previous deposit of the intended investment amount shall have said amount returned to them in full by the Syndicated Broker with whom the Reservation Request was filed, free of interest and monetary restatement, deducting the amount of CPMF due, within three (3) business days as of the notice to withdraw the Reservation Request. Should the Non-Institutional Investor does not inform the Syndicated Broker of his decision to withdraw the Reservation Request within the stipulated period, and has filed his Reservation Request without being required to effect a prior deposit, payment of the indicated amount; and

(i) should the Brazilian Offering not be concluded, or in the event the Distribution Agreement is terminated, or if under any other event the Reservation Request is returned for any specific legal reason, Reservation Requests shall be automatically canceled and the Syndicated Brokers shall inform those Non-Institutional Investors who have filed Reservation Requests with them of the cancellation of the Brazilian Offering and/or the return of the Reservation Request(s), whichever should be the case, what will occur, inclusive, through publication as a notice to the market. If a Non-Institutional Investor has filed a Reservation Request and effected the full previous deposit of the intended investment amount, said amount shall be returned by the Syndicated Broker with whom the Reservation Request was filed, free of interest and monetary restatement, deducting the amount of CPMF due, within three (3) business days as of the cancellation of the Reservation Request.

2.3.2. Institutional Investors

After the Reservation Requests of the Non-Institutional Investors have been met, as described above, the Shares from the Brazilian Offering shall be distributed to the Institutional Investors contacted by the Brazilian Coordinators. Advance reservations by Institutional Investors shall not be accepted and there are no minimum and maximum investment amounts.

Should the number of Shares from the Brazilian Offering that are the object of orders received from the Institutional Investors during the gathering of investment intentions (“Bookbuilding Process”), as described below under “Sale Price”, exceed the total number of Shares from the Brazilian Offering remaining after the Reservation Requests of the Non-Institutional Investors have been met, priority will be given to the respective orders of those Institutional Investors who, in the opinion of the Selling Shareholders and the Brazilian Coordinators, best meet the objectives of this offering, which is to create a diversified shareholder base made up of Institutional Investors with different evaluation criteria concerning the Company’s prospects, over time, as well as those of its operational sector and of the Brazilian and international macroeconomic scenario.

Institutional Investors should effect full payment for any Shares acquired from the Brazilian Offering in cash, in current national currency, on the act of acquisition.

2.3.3. Distribution and Acquisition Period

The distribution period for the Shares of the Brazilian Offering is up to six (6) months as of the publication date of the Notice of Commencement (“Distribution Period”).

The physical and financial settlement of the acquisition of Shares from the Brazilian Offering shall be effected within three (3) business days as of the publication date of the Announcement of Commencement (“Settlement Date”).

Should the acquisition of Shares from the Brazilian Offering not be totally settled by the Settlement Date, the Brazilian Coordinators shall acquire at the end of said period, and at the Sale Price, fixed in line with the Bookbuilding Process, all the remaining balance resulting from the difference between the number of Shares from the Brazilian Offering object of their firm commitment and the number of Shares from the Brazilian Offering effectively sold on the market and settled by the CBLC by the respective investors, observing the limit of the firm commitment individually rendered by each Brazilian Coordinator. The resale of said balance of Shares of the Brazilian Offering to the public by the Brazilian Coordinators during the Distribution Period or by the publication date of the Announcement of Conclusion of the Secondary Distribution of Common Shares issued by the Company, whichever shall occur first, shall be at the Sale Price.

2.4. Sale Price

The Sale Price was fixed on conclusion of the Bookbuilding Process, undertaken in Brazil by the Brazilian Coordinators, pursuant to article 44 of CVM Instruction 400, and abroad by the Global Coordinator, using as parameters (a) the price of the Shares on the Bovespa and of the ADSs on the New York Stock Exchange, and (b) the degree of interest shown by potential Institutional Investors, evidenced by demand (volume and price). The Sale Price was initially calculated in United States dollars and converted into Brazilian reais using the commercial exchange rate divulged by the Central Bank of Brazil, via the SISBACEN, on the signature date of the Distribution Agreement.

The choice of the market-price criterion for determining the Sale Price is duly justified, given that the market value of the Shares to be sold is determined by the Bookbuilding Process, which will in turn reflect the value that the investors present in their Global Offering Share purchase intentions. Non-Institutional Investors adhering to the Retail Offering did not participate in the Bookbuilding Process or, therefore, in the determination of the Sale Price. The Sale Price was authorized by each of the Selling Shareholders prior to the registration of this present public offering by the CVM.

2.5. Stabilization

Stabilization activities may be carried out related to the market price of the Shares regarding the Sale Price. Such procedures may be carried out by the Lead Manager within thirty (30) days as of the publication date of the Announcement of this Notice of Commencement. In such a case, a Private Instrument of Service Agreement for Price Stabilization of Common Shares issued by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, as previously approved by CVM and Bovespa.

In addition, a mechanism for the stabilization of Shares price was created, under the form of ADSs, the object of the International Offering, pursuant to the “Terms and Conditions of the Offering” contained in the Definitive Prospectus. The price stabilization activities for the ADSs shall be exercised at the exclusive discretion of the Global Coordinator.

2.6. Shares Rights, Advantages and Restrictions

The Shares confer the following rights on their holders:

(a) the right to vote at the Company’s general meetings, each Share corresponding to one vote;

(b) the right to receive annual dividends of at least twenty-five percent (25%) of net income, adjusted in line with article 202 of Law 6404, of December 15, 1976, and subsequent modifications to same (“Brazilian Corporation Law”); and

(c) the right to be included in any tag-along resulting from the sale of the Company’s control, at one hundred percent (100%) of the price paid per common share of the controlling block.

The Shares shall also have the right to all other benefits conferred upon them, including the full payment of dividends and other gains of any nature to be declared by the Company, as of the date of their acquisition, pursuant to the Brazilian Corporation Law, the New Market Listing Regulations and the Company’s By-Laws.

The Shares are listed on BOVESPA under the symbol “SBSP3” and on New York Exchange, as ADSs, under the symbol “SBS”.

3. SUBSEQUENT EVENTS

3.1. On October 27, 2004, the Company published a material fact on the “Valor Econômico” newspaper regarding an unfavorable decision published on October 21, 2004, referring to a civil class action brought against the Company by the Public Prosecutor Office. Details about this civil class action and corresponding decision are included in the section "Company’s Activities – Legal pending issues" in the Definitive Prospectus.

3.2. On October 28, 2004, the Brazilian Offering Coordinators, jointly with the Selling Shareholders and the Company published a Supplementary Notice on the “Valor Econômico” newspaper, clarifying that in view of what occurred, under the terms of the Article 45, paragraph 4 of the CVM Instruction 400, and, in compliance with item 2.3.1(h) above, the Non-Institutional Investors who filed Reservation Requests with the Syndicated Brokers during the period between October 21 and 26, 2004, may withdraw their respective Reservation Requests, by means of a written communication to the Syndicated Broker with whom the Reservation Request was filed up to the fifth day counted from the date of this Notice of Commencement.

3.3. In the event of withdrawal of the Reservation Request, the Non-Institutional Investor who has made a full previous deposit of the investment intended shall have this amount returned by the Syndicated Broker with whom this Reservation Request was filed, free of interest or monetary restatement, deducting the amount related to CPMF, within up to 3 business days from the notice to withdraw the Reservation Request.

3.4. In the event the Non-Institutional Investor intends to maintain its interest in acquiring the Shares, as provided for by his Reservation Request, regardless of a previous deposit has been made or not, this Non-Institutional Investor shall confirm such interest to the Syndicated Broker with whom Reservation Request was filed up to 10:30 am of the fifth business day counted from the date of this Notice of Commencement.

In addition, in the event of the Non-Institutional Investor has filed Reservation Request without requiring previous deposit shall also pay the amount corresponding to the quantity of Shares to be acquired by the Non-Institutional Investor, as indicated by the respective Syndicated Broker, within the term set forth above.

3.5. In case the Non-Institutional Investor intends to maintain its interest in acquiring the Shares, as provided for by the Reservation Request, irrespective of a previous deposit has been made or not, and if he is interested in receiving the Shares to which he is entitled to up to the Settlement Date, he shall confirm this interest to the Syndicated Broker with whom his Reservation Request was filed up to 10:30 am of the referred date. In this event, the Non-Institutional Investor, who has filed his Reservation Request without requiring previous deposit, shall also pay the amount corresponding to the quantity of Shares to be acquired by said Non-Institutional Investor, as indicated by the respective Syndicated Broker up to 10:30 am of the Settlement Date.

3.6. If the Non-Institutional Investor does not inform its decision of waiver to the Reservation Request up to 10:30 am of the fifth business day counted from the date of this Notice of Commencement and has filed his Reservation Request without requiring previous deposit shall pay the amount corresponding to the quantity of Shares to be acquired by the Non-Institutional Investor as indicated by the respective Syndicated Broker at 10:30 am of the fifth business day counted from the date of this Notice of Commencement. In the event of this investor has made a previous deposit, the delivery of its Shares shall occur on the fifth business day counted from the date of this Notice of Commencement.

4. INFORMATION ON THE COMPANY

Since April 24, 2002, the Company has been part of the New Market, a special segment of Bovespa listings, governed by the New Market Listing Regulations, which establishes more rigorous rules of corporate governance than does Brazilian Corporation Law, particularly regarding transparency and the protection of minority shareholders’ rights. The main New Market regulations are summarized in the Definitive Prospectus which will be made available to investors, as stipulated in this Notice of Commencement. For further information on the Company, including the industry in which it operates, its activities and its economic and financial situation, read the Definitive Prospectus.

5. DEPOSITARY BANK

The Company has contracted Banco Itaú S.A. as the depositary bank for the Shares.

6. START DATE OF THE GLOBAL OFFERING

The start date of the Global Offering is October 29, 2004.

7. ADDITIONAL INFORMATION

Investors who require more information on the Brazilian Offering, and/or a copy of the Definitive Prospectus, should go to the headquarters of the Brazilian Coordinators at the addresses indicated below, or the offices of any of the Syndicated Brokers indicated below in the Notice to the Market.

Below, the addresses of the headquarters of the Brazilian Offering Coordinators, to which the investors shall direct in order to obtain further information on the Brazilian Offering, as well as, a copy of the Definitive Prospectus.

  Brazilian Offering Coordinators

• Unibanco – União de Bancos Brasileiros S.A.
Av. Eusébio Matoso nº. 891, 18º andar – São Paulo – SP
Tel: (55 11) 3097-4905

• Banco Citibank S.A.
Av. Paulista nº 1.111 – 18º andar – São Paulo – SP
Tel: (55 11) 5576-1510

The Definitive Prospectus will also be available on the following websites: www.sabesp.com.br, www.fazenda.sp.gov.br, www.investshop.com.br and www.citibank.com.br. In addition, it will be available at the headquarters and on the CVM website, at Rua Sete de Setembro no. 111, 5º andar, Rio de Janeiro, RJ, and at Rua Formosa no. 367, 20º andar, Centro, São Paulo, SP, and at its website, (www.cvm.gov.br) as well as at the Bovespa (São Paulo Stock Exchange), at Rua XV de Novembro no. 275, São Paulo, SP (www.bovespa.com.br).

The Definitive Prospectus contains additional and complementary information to this Notice of Commencement and its attentive reading will permit a detailed analysis of the terms and conditions of the Brazilian Offering and its inherent risks. “READ THE DEFINITIVE PROSPECTUS BEFORE ACCEPTING THE GLOBAL OFFERING.”

The Brazilian Offering was previously submitted to CVM and registered under #CVM/SRE/SEC/2004008, on October 29,2004. The Company obtained approval of the Depositary Receipts Program – DRs – Level 3 through the Registration CVM/SRE/RDR/2002/2004, on May 09,2002.

The Global Coordinator is not responsible for the public distribution of the Shares in Brazil, nor for the information contained in this Notice of Commencement.

“The acquisition of shares represents a risk investment, given that the resulting income is variable and, therefore, investors who intend to make such an investment are subject to the volatility of the capital markets. Nevertheless, there is no class or category of investor prohibited by law from acquiring the Shares, or in relation to which the investment in Shares would be, in our understanding, inappropriate.”

“The Registration of this present Global Offering does not imply on the part of CVM a guarantee of truthfulness of information rendered or in judgment over the quality of the issuing Company, as well as over the Shares to be distributed”.

“This present public offering was prepared in accordance with the provisions of ANBID (Brazilian Association of Investment Banks and Securities Dealers)’s Self-Regulation Code for Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of the State of Rio de Janeiro under No. 497585, and is complying with the minimum standards of information contained therein. ANBID undertakes no liability or responsibility for the referred information, the quality of the Issuer/Offeror, the Participant Institutions and the marketable securities, purpose of the offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 1, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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